ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated April 26, 2010

UBS E-TRACS

UBS E-TRACS DJ-UBS Commodity Index Total Return

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The UBS E-TRACS DJ-UBS Commodity Index Total Return is designed to track the performance of the DJ-UBS Commodity Index Total ReturnSM , less investor fees. The DJ-UBS Commodity Index Total ReturnSM is designed to provide diversified commodity exposure with weightings based on each underlying commodity's liquidity and economic significance. The DJ-UBS Commodity Index Total ReturnSM measures the collateralized returns from a basket of 19 commodity futures contracts representing the energy, precious metals, industrial metals, grains, softs and livestock sectors. In addition, the index is rebalanced once a year to ensure that no commodity sector may constitute more than 33% of the index as of the date of such rebalancing.

Product Profile

Product Name	UBS E-TRACS DJ-UBS Commodity Index Total Return
Underlying Index	DJ-UBS Commodity Index Total ReturnSM
Issuer	UBS AG
Ticker Symbol	DJCI
CUSIP	902641 679
Primary Exchange	NYSE Arca
Initial Trade Date	October 28, 2009
Initial Settlement Date	October 30, 2009
Maturity Date	October 31, 2039
Fee Amount	0.50% per annum accrued on a daily basis

Returns

	Total	Annualized
	Return	Return
DJ-UBS Total Return	106.43%	6.41%
CMCI Total Return*	326.94%	13.25%
S&P GSCI® Total Return	95.07%	5.89%
Rogers Total Return	220.00%	10.48%

Pro forma and historical results for the period from July 31, 1998 through March 31, 2010.
*The data for the CMCI Total Return for the periods prior to its inception in January 2007 is pro forma and is derived by using the index’s calculation methodology with historical prices.
Source: UBS Investment Bank, publicly available data.
Historical information presented is as of March 31, 2010 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

Index comparisons

The graph above illustrates the performance of the index from July 31, 1998 through March 31, 2010 in comparison with three other commodity indices: the UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Return, the S&P Goldman Sachs Commodity Index (GSCI®) Total Return, and the Rogers International Commodity Index® Total Return.

*  The data for the CMCI Total Return for the periods prior to its inception in January 2007 is pro forma and is derived by using the index’s calculation methodology with historical prices.

Sector weightings

Source: UBS Investment Bank, as of January 2010

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/) An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “UBS Bloomberg Constant Maturity Commodity Index” and “CMCI” are services marks of UBS and/or Bloomberg. Patent pending. “Dow Jones”, “DJ-UBS Commodity Index” and “DJ-UBSCISM” are service marks of Dow Jones & Company Inc. and UBS AG, as the case may be. Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg.